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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION
(Name of Subject Company (Issuer))

KONINKLIJKE DSM N.V.
GREENBACK ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Hugh C. Welsh
President and General Counsel
DSM North America
45 Waterview Boulevard
Parsippany, NJ 07054
(973) 257-8300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
William A. Groll
David Leinwand
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,146,313,287	$133,086.97

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 36,390,898 shares of common stock, $0.10 par value per share, of Martek Biosciences Corporation (the "Shares"), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (i) 33,522,548 Shares issued and outstanding as of December 31, 2010, (ii) 2,066,297 Shares issuable upon the exercise of outstanding options and (iii) 802,053 Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $31.50 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$133,086.97	Filing Party:	Koninklijke DSM N.V., Greenback Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 13, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 6 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") originally filed on January 13, 2011 in connection with the offer by Greenback Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), to purchase all outstanding shares of common stock, par value $0.10 (the "Shares"), of Martek Biosciences Corporation, a Delaware corporation ("Martek"), at a price of $31.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2011 (the "Offer to Purchase"), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO.

Items 1 - 11.

        The Offer to Purchase is hereby amended and supplemented by including the following:

        The initial offering period of the Offer expired at 5:00 p.m., New York City time, on Friday, February 18, 2011. The Depositary for the Offer has advised DSM and Purchaser that, as of such time, an aggregate of approximately 30,410,223 Shares were validly tendered into, and not withdrawn from, the Offer (including 2,359,558 shares tendered by notices of guaranteed delivery), representing approximately 90.6% of the outstanding Shares, and approximately 83.6% excluding the Shares tendered by notices of guaranteed delivery (or approximately 83.5% and 77.1%, respectively, calculated on a fully diluted basis). Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

        DSM further announced that it is commencing a subsequent offering period for three business days, which will expire at 12:00 midnight, New York City time, on Thursday, February 24, 2011 unless further extended. The purpose of this subsequent offering period is to enable Martek stockholders who have not previously tendered their Shares in the Offer to do so and promptly receive the same $31.50 per Share that was paid during the initial offering period. During the subsequent offering period, tendering stockholders will not have withdrawal rights.

        Following completion of the subsequent offering period, DSM intends to complete a short-form merger in accordance with the Merger Agreement. In the short-form merger, Purchaser will merge with and into Martek and each share of Martek common stock not tendered in the Offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by DSM or Martek or their respective subsidiaries, will be converted in the merger into the right to receive $31.50 per Share in cash, without interest and less any required withholding taxes. This is the same price per Share paid in the Offer.

        The full text of the press release issued by DSM on February 21, 2011 in connection with the expiration of the Offer is filed as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.

Item 12.    Exhibits.

(a)(5)(J)	Press Release issued by DSM on February 21, 2011

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: February 22, 2011

KONINKLIJKE DSM N.V.
By:	/s/ HUGH C. WELSH
	Name:	Hugh C. Welsh
	Title:	President and General Counsel, DSM North America
GREENBACK ACQUISITION CORPORATION
By:	/s/ HUGH C. WELSH
	Name:	Hugh C. Welsh
	Title:	Secretary and Director

 EXHIBIT INDEX

(a)(5)(J)	Press Release issued by DSM on February 21, 2011

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  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX